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14040121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WLSequence, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Calhoun St., Suite 330
(No. and Street)

Charleston (City) SC (State) 29401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Michael Grady 843-319-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser Duncan CPAs
(Name – *if individual, state last, first, middle name*)

1040 Anna Knapp Blvd. (Address) Mt. Pleasant (City) SC (State) 29464 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

OATH OR AFFIRMATION

I, W. Michael Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRSequence, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W Michael Grady
Signature

Principal & Managing Director
Title

Sherry A. Burt
Notary Public
My Commission expires: 4-10-23

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Erik M. Glaser, CPA

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Chris M. Duncan, CPA

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of WRSequence, LLC
40 Calhoun Street, Suite 330
Charleston, South Carolina 29401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by WRSequence, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating WRSequence, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WRSequence, LLC's management is responsible for the WRSequence, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in the entity's accounting system noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GlaserDuncan, CPAs

GlaserDuncan, CPAs
February 26, 2014

WRSEQUENCE, LLC
CHARLESTON, SOUTH CAROLINA
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

WRSEQUENCE, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Table of Contents

Erik M. Glaser, CPA

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Chris M. Duncan, CPA

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

Independent Auditor's Report

To the Member
WRSequence, LLC
Charleston, South Carolina

We have audited the accompanying financial statements of WRSequence, LLC (a South Carolina Limited Liability Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of loss, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WRSequence, LLC as of December 31, 2013 and the changes in operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464 | P 843.849.0655 | F 843.849.0612 | www.glaserduncan.com

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare financial statements. The information has been subjected to the auditing procedures applied to the audit of the financial statements and certain additional procedures, including comparing such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statement themselves, and other procedures in accordance with auditing standards generally accepted in the Unites States of America. In our opinion the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

GlaserDuncan, CPAs
Mt. Pleasant, South Carolina
February 26, 2014

1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464 | P 843.849.0655 | F 843.849.0612 | www.glaserduncan.com

WRSEQUENCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	238,016
Prepaid Expenses		3,862
Other Asset		3,585
Accounts receivable, net of allowance of $269,705		221,236
Property and equipment, net of accumulated depreciation of $12,302		5,810
Total Assets	$	472,509

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	5,574
Accrued payroll		2,558
Accrued expenses		8,800
Total Liabilities		16,932
Member's Equity		455,577
Total Liabilities and Member's Equity	$	472,509

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Operating Revenue	$ 948,410
General and Administrative Expenses	932,538
Income from operations	15,872
Other Income	
Interest income	64
Total other income	64
Net Income	$ 15,936

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Member's Equity, Beginning of Year	$	315,641
Contributions from Member		124,000
Net Income		15,936
Member's Equity, End of Year	$	455,577

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities:		
Cash received from customers	$	892,414
Cash paid to suppliers and employees		(944,532)
Interest received		64
Net cash used for operating activities		(52,054)
Cash Flows from Investing Activities:		
Purchase of property and equipment		(4,437)
Net cash used for investing activities		(4,437)
Cash Flows from Financing Activities:		
Proceeds from member contributions		124,000
Net cash provided by financing activities		124,000
Net Increase in Cash and Cash Equivalents		67,509
Cash and Cash Equivalents, Beginning of Year		170,507
Cash and Cash Equivalents, End of Year	$	238,016

See accompanying notes to financial statements.

WRSEQUENCE, LLC
STATEMENT OF CASH FLOWS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2013

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

Net Income	$	15,936
Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities:		
Depreciation		1,894
Bad debt expense		53,495
Change in operating assets and liabilities		
Decrease (Increase) in:		
Other Assets		(3,585)
Prepaid Expenses		(3,862)
Accounts receivable		(226,491)
Due from related party		117,000
(Decrease) Increase in:		
Accounts payable		(7,391)
Accrued payroll		(3,259)
Accrued expenses		4,209
Total adjustments		(67,990)
Net Cash Used for Operating Activities	$	(52,054)

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of WRSequence, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
WRSequence, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a South Carolina Limited Liability Company and wholly owned subsidiary of WRSequence Holdings, LLC.

Limited Liability Company
The single member of WRSequence, LLC has limited liability.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable
Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2013 was $1,894.

Advertising
The Company expenses advertising costs as they are incurred. As of December 31, 2013, WRSequence, LLC had no advertising expenses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company was established as a single member Limited Liability Company (LLC), which is disregarded as an entity separate from its owner for federal and state income tax purposes. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include collectability of accounts receivable, amounts due from related parties and depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change would be material to the financial statements.

Concentration in Business

During the year ended December 31, 2013, 51% of the Company's operating revenue came from two customers and 75% of net accounts receivable came from two customers. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 are as follows:

Software	$	7,069
Office equipment & furniture		11,043
		18,112
Accumulated depreciation		(12,302)
Net property and equipment	$	5,810

4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, the Company leased its operating premises from the majority member of its parent company, WRSequence Holdings, LLC. Total rental expense paid to related parties for facilities was $34,483 for the year ended December 31, 2013. The Company also has a corporate services agreement with WRSequence Holdings, LLC. Under the terms of the agreement, the Company pays a fee to WRSequence Holdings, LLC for various accounting and administration services. Expenses related to this agreement totaled $10,101 for the year ended December 31, 2013.

5. CONTINGENCIES AND COMMITMENTS

The Company was involved in litigation arising in the ordinary course of business during prior years. An agreement was reached on the matter and a $100,000 settlement was paid by the Company during the year ended December 31, 2013, with no admission of liability and entered into to avoid further litigation. The action has been dismissed and there are no further matters as of December 31, 2013.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and limits the ratio of aggregate indebtedness to net worth. At December 31, 2013, the Company had net capital of $221,210, which was in excess of the required net capital balance.

7. SUBSEQUENT EVENTS

FASB ASC 855 defines two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial position, including the estimates inherent in the process of preparing financial statements (i.e., recognized event). The second type consists of events or transactions that provide evidence about conditions that did not exist as of the financial statement date (i.e., non-recognized event). Management evaluated all events and transactions that occurred after December 31, 2013 through February 26, 2014, the date these financial statements were available for issuance.

On February 17, 2014, Michael Grady, a partner in the majority owner of the parent company of WRSequence Holdings, and Gene King, an existing owner of WRSequence Holdings, acquired the 92% ownership interest held by the present majority member of WRSequence Holdings. As a result of this transaction, Grady will own 80% of the parent company and King will own 20%. In accordance with this review, no adjustments to the financial statements were made by management.

WRSEQUENCE, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	16,932
Total aggregate indebtedness:	$	16,932
Net Capital:		
Member's equity	$	455,577
Adjustments to net capital:		
Prepaid Expenses		(3,862)
Accounts receivable, net		(221,236)
Other Assets		(3,585)
Property and equipment, net		(5,810)
Net Capital, as defined		221,084
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	216,084
Ratio of Aggregate Indebtedness to Net Capital		8%

See Independent Auditor's Report

WRSEQUENCE, LLC
SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2013

	Per FOCUS Report	Difference from Audited Financial Statements
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 16,416	$ 516
Total aggregate indebtedness:	$ 16,416	$ 516
Net Capital:		
Member's equity	$ 456,226	$ (649)
Adjustments to net capital:		
Prepaid Expenses	(3,862)	-
Accounts receivable	(221,236)	-
Other Assets	(3,585)	-
Property and equipment, net	(5,944)	134
Net Capital, as defined	221,599	(515)
Minimum Net Capital Requirement	5,000	
Net Capital in Excess of Requirement	$ 216,599	$ (515)
Ratio of Aggregate Indebtedness to Net Capital	7%	

The differences are due to adjustments WRSequence, LLC made to the financials after the focus report was issued.

See Independent Auditor's Report

Erik M. Glaser, CPA

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Chris M. Duncan, CPA

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
WRSequence, LLC
Charleston, South Carolina

In planning and performing our audit of the financial statements of WRSequence, LLC (the Company), as of and for the year ended December 31, 2013 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) at and for the year ended December 31, 2013, in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464 | P 843.849.0655 | F 843.849.0612 | www.glaserduncan.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GlaserDuncan, CPAs
Mount Pleasant, South Carolina